UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                               to

Commission File Number 1-31921

A. Full title of the plan and the address of the plan, if different from that that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 24, 2010

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2009	2008
Investments, at fair value (Notes 2, 3 and 4)
Interest-bearing cash	$6,079,890	$4,816,463
Common/collective trust	11,718,836	11,441,102
Mutual funds	46,472,875	32,210,268
Non-employer common stocks	67,185	25,627
Employer common stock	2,695,481	1,490,355
Participant loans	1,511,621	1,302,384
	68,545,888	51,286,199
Receivables
Employer contributions	180,094	3,591,499
	180,094	3,591,499
Net assets available for benefits at fair value	68,725,982	54,877,698
Adjustment from fair value to contract value for interest in fully
benefit-responsive investment contracts in common collective trust (Note 3)	217,914	617,156
Net Assets Available for Benefits	$68,943,896	$55,494,854

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2009	2008
Additions to (deductions from) net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments (Note 3)	$9,910,246	$(18,736,079)
Interest and dividend income	1,511,597	2,185,162
Net investment income (loss)	11,421,843	(16,550,917)
Contributions
Participants	3,639,324	3,315,405
Employer	2,615,131	5,686,502
Rollovers	349,393	286,800
Total contributions	6,603,848	9,288,707

Benefits paid to participants	(4,537,700)	(4,242,612)
Administrative expenses	(38,949)	(42,372)
Net increase (decrease) in net assets	13,449,042	(11,547,194)
Net assets available for benefits at beginning of year	55,494,854	67,042,048
Net assets available for benefits at end of year	$68,943,896	$55,494,854

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.                      Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company, CMP or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($16,500 in 2009 and $15,500 in 2008).  Participants may also elect to contribute to the Plan on an after-tax basis.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.

The Company contributes, for each participant, a non-discretionary matching contribution of up to 6% of a participant’s eligible pay as follows:  100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document.  For the years ended December 31, 2009 and 2008, discretionary profit sharing contributions totaling $0 and $3,439,387 respectively, were accrued for the Plan.

The Company has elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s gross compensation which is automatically invested in Compass Minerals common stock.  This contribution will remain in Compass Minerals common stock until the participant redirects the investment into another investment option available under the Plan.  In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, if applicable,  the investment in CMP common stock and Plan earnings or losses.  Allocations are based on earnings or account balances as defined in the Plan agreement.  A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility:  All employees are eligible to participate in the Plan immediately upon employment.

The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Company.  In addition, the participants may invest in shares of Compass Minerals common stock.  With the exception of employees

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

who are subject to trading window restrictions for transactions in Compass Minerals common stock, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

Vesting:  All participants are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, non-discretionary Company matching contributions, Company contributions to purchase CMP stock and earnings thereon.  Employees vest in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures:  Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $13,582 and $31,165 were used to reduce employer contributions in 2009 and 2008, respectively. Forfeitures of non-vested contributions totaling $8,100 and $15,250 were used to pay Plan expenses in 2009 and 2008, respectively.  At December 31, 2009, the forfeiture balance of $155,034, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or employer contributions.

Participant loans:  Through April 2, 2007, participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Effective April 2, 2007, the Plan was amended to exclude subsequent Company contributions from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2009 range from 6.0% to 10.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2010 through 2022.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant elects another option before the end of the Plan year.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Administrative expenses:  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested Company contributions to the Plan.

Recent Accounting Pronouncements: In September 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance on investments that calculate net asset value (NAV) per share. The guidance amends previous guidance and permits a reporting entity to measure the fair value of an investment that is within the scope of the amendments on the basis of the NAV per share of the investment (or its equivalent) if the NAV of the investment (or its equivalent) is calculated in a manner consistent with other measurement principles.  The amendment also requires disclosures of certain investment attributes by major category of investment, such as the nature of any restrictions on the

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees.  The Plan adopted this guidance effective December 31, 2009.

In January 2010, the FASB issued guidance related to disclosures about fair value measurements.  This guidance requires additional disclosures and clarification of existing disclosures for recurring and nonrecurring fair value measurements.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this guidance will not have an impact on the Plan’s financial statements.

In February 2010, the FASB issued an update regarding subsequent events.  The amended guidance removes the requirement for a Securities and Exchange Commission registrant to disclose the date through which subsequent events were evaluated.  Removal of this disclosure did not affect the nature or timing of subsequent events evaluations performed by the Plan. This update was effective upon issuance.

Note 2.                      Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

The Plan invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment valuation and income recognition:  Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 3.                      Investments

The following table presents the fair value of the Plan’s investments.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2009 and 2008 are separately identified.

	December 31,
	2009		2008
Investments at fair value
Mutual funds:
Fidelity Equity Inc. Fund	$3,589,186	*	$2,517,916
Fidelity Growth Co. Fund	6,164,671	*	4,055,320	*
Fidelity Spartan International Index Fund	4,462,742	*	3,376,770	*
Fidelity Spartan U.S. Equity Index Fund	10,439,062	*	8,396,801	*
Pimco Total Return Fund	4,083,829	*	3,435,692	*
Fidelity Freedom Funds, various	13,532,146		8,327,470
Other	4,201,239		2,100,299
	46,472,875		32,210,268
Common/collective trust:
Fidelity Managed Income Portfolio	11,718,836	*	11,441,102	*
Common Stock	2,762,666		1,515,982
Interest-bearing cash	74,259		85,631
Fidelity Retirement Money Market	6,005,631	*	4,730,832	*
	6,079,890		4,816,463
Participant loans	1,511,621		1,302,384
	$68,545,888		$51,286,199
*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2009 and 2008, the Plan’s investments, primarily mutual funds, appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) by $9,910,246 and $(18,736,079), respectively.

The investments held by the Plan’s collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic wraps.  The collective trust’s investment goal is to preserve principal while earning interest.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The Plan also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure the participant-initiated

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Although the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date), during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the Plan, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value, which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the Plan’s ability to transact at contract value is probable.

During the years ended December 31, 2009 and 2008, the average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 3.2% and 3.6%, respectively while the average yield based on actual earnings credited to participants of the Plan for each year was approximately 1.2% and 3.0%, respectively.

Note 4.                      Fair Value Measurements

As required, the Plan’s financial instruments are measured and reported at their estimated fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.  The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash:  The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds:  The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Common/collective trust:  The fair value of the investment in the common/collective trust is determined by the fund trustee based upon the contractual terms at year end of the underlying fully benefit-responsive investment contracts comprising the fund.

Non-employer common stock:  The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Employer common stock: The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Participant loans:  Participant loans are valued at their outstanding principal balance which approximates fair value.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The fair values of investments as of December 31, 2009 and 2008 are included in the tables below:

	December 31, 2009	Level 1	Level 2	Level 3
Interest-bearing cash	$6,079,890	$6,079,890	$—	$—
Common/collective trust	11,718,836	—	11,718,836	—
Mutual funds	46,472,875	46,472,875	—	—
Non-employer common stock	67,185	67,185	—	—
Employer common stock	2,695,481	2,695,481	—	—
Participant loans	1,511,621	—	—	1,511,621
	$68,545,888	$55,315,431	$11,718,836	$1,511,621

	December 31, 2008	Level 1	Level 2	Level 3
Interest-bearing cash	$4,816,463	$4,816,463	$—	$—
Common/collective trust	11,441,102	—	11,441,102	—
Mutual funds	32,210,268	32,210,268	—	—
Non-employer common stock	25,627	25,627	—	—
Employer common stock	1,490,355	1,490,355	—	—
Participant loans	1,302,384	—	—	1,302,384
	$51,286,199	$38,542,713	$11,441,102	$1,302,384

A summary of the changes in the fair value of the Plan’s participant loan (level 3) investments for the year ended December 31, 2009 and 2008 are included below:

Participant Loans	December 31, 2009	December 31, 2008
Balance, beginning of the year	$1,302,384	$1,156,750
Loan (repayments) and withdrawals, net	209,237	145,634
Balance, end of the year	$1,511,621	$1,302,384

Note 5.                      Reconciliation of Financial Statements to Form 5500

As discussed in Note 2, the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value which differs from fair value.  The Form 5500 requires the net assets available for benefits to be stated at fair value.  The following table is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 of each year.

	2009	2008
Net assets available for benefits per financial statements	$68,943,896	$55,494,854
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts in common collective trust	(217,914)	(617,156)
Net assets available for benefits per Form 5500	$68,725,982	$54,877,698

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The following table is a reconciliation of the net increase in net assets per the financial statements and the net income as shown in the Form 5500 for the year ended December 31, 2009.

2009
Net increase in net assets per financial statements	$13,449,042
Adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts in common collective trust	399,242
Net income per Form 5500	$13,848,284

Note 6.                      Related-Party Transactions

Certain Plan investments are mutual funds and a common/collective trust, which are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2009 and 2008, the plan held 40,117.29 and 25,406.67 shares, respectively, of CMP common stock with market values of $2,695,481 and $1,490,355, respectively.  During 2009 and 2008, the Plan purchased $1,023,905 and $953,001, respectively, of CMP stock and sold $199,888 and $114,306, respectively, of CMP stock.

Note 7.                      Income Tax Status

Effective December 27, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company.  The underlying non-standardized prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. Subsequent to this determination and this opinion by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code if it should be found to not be in compliance with the Code.

Note 8.                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2009

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	378,132.30	$4,083,829
	Columbia Acorn	Col/Acorn International	10,129.98	347,053
	PIMCO	PIMCO High Yield Fund - Mutual Fund	187,698.28	1,651,745
	RS Investments	RS Partners A - Mutual Fund	56,663.54	1,465,319
*	Compass Minerals International, Inc.	Common Stock	40,117.29	2,695,481
*	Fidelity	Fidelity Equity Income - Mutual Fund	91,701.24	3,589,186
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	89,368.96	6,164,671
*	Fidelity	Fidelity Freedom Income - Mutual Fund	13,295.86	142,798
*	Fidelity	Fidelity Freedom 2000 - Mutual Fund	7,650.69	86,835
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	23,973.19	240,451
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	53,800.20	673,041
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	250,642.89	2,611,699
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	226,298.68	2,840,048
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	253,883.68	2,637,851
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	164,463.54	2,037,703
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	111,390.91	1,142,871
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	89,451.13	640,470
*	Fidelity	Fidelity Freedom 2045 - Mutual Fund	27,616.61	233,913
*	Fidelity	Fidelity Freedom 2050 - Mutual Fund	29,277.35	244,466
*	Fidelity	Spartan Extended Market - Mutual Fund	15,803.18	480,417
*	Fidelity	Spartan International Index - Mutual Fund	133,415.32	4,462,742
*	Fidelity	Fidelity Retirement Money Market Fund	6,005,630.44	6,005,631
*	Fidelity	Fidelity Managed Income Portfolio -
		Common/Collective Trust	11,936,749.28	11,718,836
*	Fidelity	Spartan U.S. Equity Index - Mutual Fund	264,749.21	10,439,062
*	Fidelity	Brokeragelink (self-directed)	-	398,149
*	Plan Participants	Participant loans receivable (6.00% - 10.00%)
		maturing 2010 through 2022	-	1,511,621
				$68,545,888

 *Represents a party in interest.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young LLP.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 24, 2010	/s/ Victoria Heider
Victoria Heider
Vice President of Human Resources